Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

There is no parent of the Company. The following is a listing of the significant subsidiaries of the Company.

JURISDICTION OF ORGANIZATION
Canada Distribution Holdings Limited Partnership	Canada
McKesson Global Procurement & Sourcing Limited	United Kingdom
McKesson International Bermuda IP2A Limited	Bermuda
McKesson International Bermuda IP3A Limited	Bermuda
McKesson International Holdings Unlimited Company	Ireland
McKesson Medical-Surgical Holdings Inc.	United States
McKesson Medical-Surgical Inc.	United States
McKesson Medical-Surgical Top Holdings Inc.	United States
McKesson Plasma and Biologics LLC	United States
McKesson Specialty Care Distribution LLC	United States
McKesson UK Finance I Limited	United Kingdom
McKesson UK Finance II Limited	United Kingdom
McKesson US Finance Corporation	United States
US Oncology Holdings, Inc.	United States
US Oncology, Inc.	United States